UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CONTENTS

On February 3, 2020, Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”).  At the Meeting, the Company’s shareholders voted on one proposal, which was described in the notice and proxy statement relating to the Meeting (annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on December 30, 2019).

The sole proposal that was submitted to Taro’s shareholders at the Meeting— election to the Company’s Board of Directors of Dr. Robert Stein as an External Director, as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”), to serve for a three-year term commencing as of the date of the Meeting— was duly approved by the requisite majority under the Companies Law and the Company’s Articles of Association, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 6, 2020

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director